Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this amendment to the Registration Statement (No. 333-268008) on Form S-1 of Arch Therapeutics. Inc and Subsidiary (collectively, the “Company”) of our report dated December 28, 2022, except for the effects of the 1-for-200 reverse stock split described in Note 2, as to which the date is January 23, 2023, relating to the consolidated financial statements of the Company as of and for the year ended September 30, 2022. Our report includes an explanatory paragraph relating to the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement

/s/ Baker Tilly, US, LLP

Tewksbury, Massachusetts

June 20, 2024